Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Secretary
Telephone: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Relations/Media Contact: Nicolas Bornozis / Daniela Guerrero Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, N.Y. 10169 Tel.: (212) 661-7566 Email: diana@capitallink.com

DIANA SHIPPING INC. ANNOUNCES
DIRECT CONTINUATION OF TIME CHARTER CONTRACT
FOR M/V AMPHITRITE

ATHENS, GREECE, February 2, 2026 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that, through a separate wholly-owned subsidiary, it has extended the time charter contract with Cobelfret S.A., Luxembourg, for one of its Post-Panamax dry bulk vessels, the m/v Amphitrite. The gross charter rate is US$13,000 per day for the first thirty (30) days of the charter period and US$16,500 per day for the balance period of the time charter, in each case minus a 5.00% commission paid to third parties, for a period until minimum March 1, 2027 up to maximum April 30, 2027. The new charter period is expected to commence on February 8, 2026. The m/v Amphitrite is currently chartered, as previously announced, at a gross charter rate of US$12,100 per day, minus a 5.00% commission paid to third parties.

The “Amphitrite” is a 98,697 dwt Post-Panamax dry bulk vessel built in 2012.

The employment extension of “Amphitrite” is anticipated to generate approximately US$6.15 million of gross revenue for the minimum scheduled period of the time charter.

Diana Shipping Inc.’s fleet currently consists of 36 dry bulk vessels (4 Newcastlemax, 8 Capesize, 4 Post-Panamax, 6 Kamsarmax, 5 Panamax and 9 Ultramax). The Company also expects to take delivery of two methanol dual fuel new-building Kamsarmax dry bulk vessels by the second half of 2027 and the first half of 2028, respectively. As of today, the combined carrying capacity of the Company’s fleet, excluding the two vessels not yet delivered, is approximately 4.1 million dwt, with a weighted average age of 12.19 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, tariff policies and other trade restrictions, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.